TO: SECURITIES EXCHANGE COMMISSION

APPENDIX 3B

82-34

New issue announcement, application for quotation of additional securities and agreement

Information or documents not available now must be given to ASX as soon as available. Information and documents given to ASX become ASX's property and may be made public.



05007127

Name of entity

SANTOS LTD

ABN

80 007 550 923

We (the entity) give ASX the following information.

SUPPL

Part 1 – All issues

1	Class of securities issued or to be issued	Fully paid ordinary shares.
2	Number of securities issued or to be issued (if known) or maximum number which may be issued.	200,000
3	Principal terms of the securities (eg, if options, exercise price and expiry date; if partly paid securities, the amount outstanding and due dates for payment; if convertible securities, the conversion price and dates for conversion)	Consistent with the Listing Rules.
4	Do the securities rank equally in all respects from the date of allotment with an existing class of quoted securities? If the additional securities do not rank equally, please state: • the date from which they do • the extent to which they participate for the next dividend, (in the case of a trust, distribution) or interest payment • the extent to which they do not rank equally, other than in relation to the next dividend, distribution or interest payment	Yes. PROCESSED APR 11 2005 THOMSON FINANCIAL
5	Issue price or consideration	$6.52 per share.
6	Purpose of the issue (If issued as consideration for the acquisition of assets, clearly identify those assets)	Issue consequent upon exercise of 200,000 options granted on 19 October 2001 pursuant to the Santos Executive Share Option Plan.
7	Dates of entering securities into uncertificated holdings or despatch of certificates	07 April 2005

		Number	Class
8	Number and class of all securities quoted on ASX (*including* the securities in clause 2 if applicable)	589,859,895	Fully paid ordinary shares.
		6,000,000	Franked unsecured equity listed securities (FUELS).

		Number	Class
9	Number and class of all securities not quoted on ASX (*including* the securities in clause 2 if applicable)		Fully paid ordinary shares issued pursuant to the Santos Employee Share Purchase Plan:
		32,400	(i) held by eligible employees; and
		149,156	(ii) held by Sesap Pty Ltd as trustee for the benefit of eligible executives.
		67,250	Executive share plan '0' shares of 25 cents each paid to 1 cent.
		57,750	Executive share plan '2' shares of 25 cents each paid to 1 cent.
		3,213,983	Executive options issued pursuant to the Santos Executive Share Option Plan.

10	Dividend policy (in the case of a trust, distribution policy) on the increased capital (interests)	Rank equally with existing fully paid ordinary shares.

Part 2 – Bonus issue or pro rata issue *NOT APPLICABLE*

11	Is security holder approval required?	
12	Is the issue renounceable or non-renounceable?	
13	Ratio in which the securities will be offered	
14	Class of securities to which the offer relates	
15	Record date to determine entitlements	

16	Will holdings on different registers (or subregisters) be aggregated for calculating entitlements?	
17	Policy for deciding entitlements in relation to fractions	
18	Names of countries in which the entity has security holders who will not be sent new issue documents	
19	Closing date for receipt of acceptances or renunciations	
20	Names of any underwriters	
21	Amount of any underwriting fee or commission	
22	Names of any brokers to the issue	
23	Fee or commission payable to the broker to the issue	
24	Amount of any handling fee payable to brokers who lodge acceptances or renunciations on behalf of security holders	
25	If the issue is contingent on security holders' approval, the date of the meeting	
26	Date entitlement and acceptance form and prospectus or Product Disclosure Statement will be sent to persons entitled	
27	If the entity has issued options, and the terms entitle option holders to participate on exercise, the date on which notices will be sent to option holders	
28	Date rights trading will begin (if applicable)	
29	Date rights trading will end (if applicable)	
30	How do security holders sell their entitlements *in full* through a broker?	
31	How do security holders sell *part* of their entitlements through a broker and accept for the balance?	

32	How do security holders dispose of their entitlements (except by sale through a broker)?	
33	Despatch date	

Part 3 – Quotation of securities

You need only complete this section if you are applying for quotation of securities

34 Type of securities
(tick one)

(a) [✓] Securities described in Part 1

(b) [ ] All other securities

Example: restricted securities at the end of the escrowed period, partly paid securities that become fully paid, employee incentive share securities when restriction ends, securities issued on expiry or conversion of convertible securities.

Entities that have ticked box 34(a)

Additional securities forming a new class of securities

Tick to indicate you are providing the information or documents

35 [ ] If the securities are equity securities, the names of the 20 largest holders of the additional securities, and the number and percentage of additional securities held by those holders

36 [ ] If the securities are equity securities, a distribution schedule of the additional securities setting out the number of holders in the categories
1 – 1,000
1,001 – 5,000
5,001 – 10,000
10,001 – 100,000
100,001 – and over

37 [ ] A copy of any trust deed for the additional securities

Entities that have ticked box 34(b)

38	Number of securities for which quotation is sought	
39	Class of securities for which quotation is sought	

40 Do the securities rank equally in all respects from the date of allotment with an existing class of quoted securities?

If the additional securities do not rank equally, please state:

- the date from which they do
- the extent to which they participate for the next dividend, (in the case of a trust, distribution) or interest payment
- the extent to which they do not rank equally, other than in relation to the next dividend, distribution or interest payment

41 Reason for request for quotation now

Example: In the case of restricted securities, end of restriction period

(if issued upon conversion of another security, clearly identify that other security)

42 Number and class of all securities quoted on ASX (*including* the securities in clause 38)

Number	Class

43 Number and class of all securities not quoted on ASX

Number	Class

Quotation Agreement

1. Quotation of our additional securities is in ASX's absolute discretion. ASX may quote the securities on any conditions it decides.

2. We warrant the following to ASX.

   - The issue of the securities to be quoted complies with the law and is not for an illegal purpose.
   - There is no reason why those securities should not be granted quotation.
   - An offer of the securities for sale within 12 months after their issue will not require disclosure under section 707(3) or section 1012C(6) of the Corporations Act.
   - Section 724 or section 1016E of the Corporations Act does not apply to any applications received by us in relation to any securities to be quoted and that no-one has any right to return any securities to be quoted under section 737, 738 or 1016F of the Corporations Act at the time that we request that the securities be quoted.
   - We warrant that if confirmation is required under section 1017F of the Corporations Act in relation to the securities to be quoted, it has been provided at the time that we request that the securities be quoted.
   - If we are a trust, we warrant that no person has the right to return the securities to be quoted under section 1019B of the Corporations Act at the time that we request that the securities be quoted.

3. We will indemnify ASX to the fullest extent permitted by law in respect of any claim, action or expense arising from or connected with any breach of the warranties in this agreement.

4. We give ASX the information and documents required by this form. If any information or document not available now, will give it to ASX before quotation of the securities begins. We acknowledge that ASX is relying on the information and documents. We warrant that they are (will be) true and complete.

Sign here: ______________________ Date: 07 April 2005
Company Secretary

Print name: WESLEY JON GLANVILLE

TO: SECURITIES EXCHANGE COMMISSION

Santos Limited - Weekly Drilling Report

ABN 80 007 550 923

Santos

Week Ending 7th April 2005

Wildcat Exploration Wells

Ras Abu Darag 1/ST 2 (previously known as Osage)

Type	Oil Exploration	
Location	Egypt, Central Gulf of Suez Ras Abu Darag Block, 20 km W of the Onshore Sudr Oil Field.	
Status at 0600hrs 06/04/05 (Cairo Time)	Drilling ahead at 2490m with 295m progress since initiating sidetrack 2.	
Planned Total Depth	5442m MD (4755m TVD)	
Interest	Devon	50%
	Santos Group	50%
Operator	Devon Energy	

ST27-L1 (Cougar B)

Type	Gas Exploration	
Location	Offshore Texas State Waters, USA High Island Block 27.	
Status at 1500hrs 06/04/05 (Houston Time)	Drilling ahead. The current depth is 4739m with 694m progress for the week.	
Planned Total Depth	4877m	
Interest	Santos Group	75%
	Sabco	25%
Operator	Santos	

During the week ending 7th April, 2005 Santos Limited also participated in 6 delineation and 7 development wells.
A complete list of Santos' drilling activity is available from www.santos.com

Santos Limited - Weekly Drilling Report

ABN 80 007 550 923

Santos

Week Ending 7th April 2005

Delineation Wells (Near Field Exploration / Appraisal Wells)

Hardy GU 1 ST2

Type	Gas Delineation	
Location	Texas, USA Mustang Prospect, Matagorda County.	
Status at 1500hrs 06/04/05 (Houston Time)	Running in hole to drill ahead. The current depth is 3851m with 162m progress from the kick-off point (casing window) in ST1.	
Planned Total Depth	4785m	
Interest	Santos Group	45.0% WI
Operator	Santos	

Von Gonten 1

Type	Gas Delineation	
Location	Texas, USA Tribute Prospect, Matagorda County	
Status at 0600hrs 06/04/05 (Houston Time)	Drilling ahead. The current depth is 3724m with 183m progress for the week.	
Planned Total Depth	4740m	
Interest	Santos WI	40%
Operator	Carrizo	

South East Gobe 11(Pilot)

Type	Oil Appraisal	
Location	Onshore PNG PDL 4, Pilot hole being drilled from the Saunders 1 drilling location some 17km from the Gobe Industrial Park.	
Status at 0600hrs 07/04/05	Conducting inflow test on 244mm casing. The current depth is 1779m with no progress for the week.	
Planned Total Depth	2339m	
Interest	Oil Search	52.9 %
	Southern Highlands Petroleum	22.69 %
	Barracuda (a Santos Subsidiary)	9.39 %
	Ampolex	5.95 %
	Cue PNG Oil Company	3.29 %
	Petroleum Resources Gobe	3.18 %
	Merlin Petroleum	2.78 %
Operator	Oil Search	

Tanggulangin 4

Type	Oil Appraisal	
Location	Onshore Indonesia Brantas PSC, East Java Basin. 1.0km N of Tanggulangin 1, 5.0km E of the Wunut Field facilities, and some 35km S of Surabaya.	
Status at 0600hrs 06/04/05	Running intermediate wireline logs. The current depth is 796m with 490m progress for the week.	
Planned Total Depth	1073m	
Interest	Lapindo Brantas	50%
	Medco Sampang	32%
	Santos Group	18%
Operator	Lapindo Brantas	

During the week ending 7th April, 2005 Santos Limited also participated in 6 delineation and 7 development wells.
A complete list of Santos' drilling activity is available from www.santos.com

Santos Limited - Weekly Drilling Report

ABN 80 007 550 923

Santos

Week Ending 7th April 2005

Delineation Wells (Near Field Exploration / Appraisal Wells) (.../Cont)

Mulberry 3

Type	Oil Appraisal	
Location	Queensland, Eromanga Basin PL39, 0.75km SE of Mulberry 1 and some 2.5km SW of the Gimboola Oil Facility.	
Status at 0600hrs 07/04/05	Mulberry 3 has been cased and suspended pending completion as a future Jurassic Oil Producer. The well reached a total depth of 1329m with 230m progress for the week. The rig was released on 04/04/05 and has moved to Mulberry 4.	
Planned Total Depth	1308m	
Interest	Santos Group	89.0%
	Drillsearch Energy Ltd	10.0%
	CPC Energy Ltd	1.0 %
Operator	Santos Group	

Mulberry 4

Type	Oil Appraisal	
Location	Queensland, Eromanga Basin PL39, 0.45km NE of Mulberry 1 and some 2.5km SW of the Gimboola Oil Facility.	
Status at 0600hrs 07/04/05	Drilling ahead. The current depth and progress for the week is 21m. Mulberry 4 is the third of the current three well development program on the Mulberry Oil Field. Mulberry 4 spudded on 07/04/05.	
Planned Total Depth	1325m	
Interest	Santos Group	89.0%
	Drillsearch Energy Ltd	10.0%
	CPC Energy Ltd	1.0 %
Operator	Santos Group	

Enquiries:

Mike Hanzalik
Investor Relations
Ph: 08 8224 7725
Mobile: 0439 892 143
Fax: 08 8218 5131

Kathryn Mitchell
Media Relations
Ph: 08 8218 5260
Mobile: 0407 979 982
Fax: 08 8218 5285

During the week ending 7th April, 2005 Santos Limited also participated in 6 delineation and 7 development wells.
A complete list of Santos' drilling activity is available from www.santos.com

TO: SECURITIES EXCHANGE COMMISSION

APPENDIX 3B

New issue announcement, application for quotation of additional securities and agreement

Information or documents not available now must be given to ASX as soon as available. Information and documents given to ASX become ASX's property and may be made public.

Name of entity

SANTOS LTD

ABN

80 007 550 923

We (the entity) give ASX the following information.

Part 1 – All issues

1	Class of securities issued or to be issued	Fully paid ordinary shares.
2	Number of securities issued or to be issued (if known) or maximum number which may be issued.	2,165,297
3	Principal terms of the securities (eg, if options, exercise price and expiry date; if partly paid securities, the amount outstanding and due dates for payment; if convertible securities, the conversion price and dates for conversion)	Consistent with Listing Rules.
4	Do the securities rank equally in all respects from the date of allotment with an existing class of quoted securities? If the additional securities do not rank equally, please state: • the date from which they do • the extent to which they participate for the next dividend, (in the case of a trust, distribution) or interest payment • the extent to which they do not rank equally, other than in relation to the next dividend, distribution or interest payment	Yes
5	Issue price or consideration	$8.982480 per share.
6	Purpose of the issue (If issued as consideration for the acquisition of assets, clearly identify those assets)	Shares issued under the Dividend Reinvestment Plan.

7	Dates of entering securities into uncertificated holdings or despatch of certificates	31 March 2005	
8	Number and class of all securities quoted on ASX (*including* the securities in clause 2 if applicable)	589,656,048	Fully paid ordinary shares.
		6,000,000	Franked Unsecured Equity Listed Securities (FUELS).

		Number	Class
9	Number and class of all securities not quoted on ASX (*including* the securities in clause 2 if applicable)		Fully paid ordinary shares issued pursuant to the Santos Employee Share Purchase Plan:
		32,400	(i) held by eligible employees; and
		153,003	(ii) held by Sesap Pty Ltd as trustee for the benefit of eligible executives.
		67,250	Executive share plan '0' shares of 25 cents each paid to 1 cent.
		57,750	Executive share plan '2' shares of 25 cents each paid to 1 cent.
		3,413,983	Executive options issued pursuant to the Santos Executive Share Option Plan.

10	Dividend policy (in the case of a trust, distribution policy) on the increased capital (interests)	Rank equally with existing fully paid ordinary shares.

Part 2 – Bonus issue or pro rata issue *NOT APPLICABLE*

11	Is security holder approval required?	
12	Is the issue renounceable or non-renounceable?	
13	Ratio in which the securities will be offered	

14	Class of securities to which the offer relates	
15	Record date to determine entitlements	
16	Will holdings on different registers (or subregisters) be aggregated for calculating entitlements?	
17	Policy for deciding entitlements in relation to fractions	
18	Names of countries in which the entity has security holders who will not be sent new issue documents	
19	Closing date for receipt of acceptances or renunciations	
20	Names of any underwriters	
21	Amount of any underwriting fee or commission	
22	Names of any brokers to the issue	
23	Fee or commission payable to the broker to the issue	
24	Amount of any handling fee payable to brokers who lodge acceptances or renunciations on behalf of security holders	
25	If the issue is contingent on security holders' approval, the date of the meeting	
26	Date entitlement and acceptance form and prospectus or Product Disclosure Statement will be sent to persons entitled	
27	If the entity has issued options, and the terms entitle option holders to participate on exercise, the date on which notices will be sent to option holders	
28	Date rights trading will begin (if applicable)	

29	Date rights trading will end (if applicable)	
30	How do security holders sell their entitlements *in full* through a broker?	
31	How do security holders sell *part* of their entitlements through a broker and accept for the balance?	
32	How do security holders dispose of their entitlements (except by sale through a broker)?	
33	Despatch date	

Part 3 – Quotation of securities

You need only complete this section if you are applying for quotation of securities

34 Type of securities
(tick one)

(a) ✓ Securities described in Part 1

(b) All other securities

Example: restricted securities at the end of the escrowed period, partly paid securities that become fully paid, employee incentive share securities when restriction ends, securities issued on expiry or conversion of convertible securities.

Entities that have ticked box 34(a)

Additional securities forming a new class of securities

Tick to indicate you are providing the information or documents

35 If the securities are equity securities, the names of the 20 largest holders of the additional securities, and the number and percentage of additional securities held by those holders

36 If the securities are equity securities, a distribution schedule of the additional securities setting out the number of holders in the categories

1 – 1,000
1,001 – 5,000
5,001 – 10,000
10,001 – 100,000
100,001 – and over

37 A copy of any trust deed for the additional securities

Entities that have ticked box 34(b)

38 Number of securities for which quotation is sought

39 Class of securities for which quotation is sought

40 Do the securities rank equally in all respects from the date of allotment with an existing class of quoted securities?

If the additional securities do not rank equally, please state:

- the date from which they do
- the extent to which they participate for the next dividend, (in the case of a trust, distribution) or interest payment
- the extent to which they do not rank equally, other than in relation to the next dividend, distribution or interest payment

41 Reason for request for quotation now

Example: In the case of restricted securities, end of restriction period

(if issued upon conversion of another security, clearly identify that other security)

42 Number and class of all securities quoted on ASX (*including* the securities in clause 38)

Number	Class

43 Number and class of all securities not quoted on ASX

Number	Class

Quotation Agreement

1. Quotation of our additional securities is in ASX's absolute discretion. ASX may quote the securities on any conditions it decides.

2. We warrant the following to ASX.

   - The issue of the securities to be quoted complies with the law and is not for an illegal purpose.
   - There is no reason why those securities should not be granted quotation.
   - An offer of the securities for sale within 12 months after their issue will not require disclosure under section 707(3) or section 1012C(6) of the Corporations Act.
   - Section 724 or section 1016E of the Corporations Act does not apply to any applications received by us in relation to any securities to be quoted and that no-one has any right to return any securities to be quoted under section 737, 738 or 1016F of the Corporations Act at the time that we request that the securities be quoted.
   - We warrant that if confirmation is required under section 1017F of the Corporations Act in relation to the securities to be quoted, it has been provided at the time that we request that the securities be quoted.
   - If we are a trust, we warrant that no person has the right to return the securities to be quoted under section 1019B of the Corporations Act at the time that we request that the securities be quoted.

3. We will indemnify ASX to the fullest extent permitted by law in respect of any claim, action or expense arising from or connected with any breach of the warranties in this agreement.

4. We give ASX the information and documents required by this form. If any information or document not available now, will give it to ASX before quotation of the securities begins. We acknowledge that ASX is relying on the information and documents. We warrant that they are (will be) true and complete.

Sign here: ______________________________ Date: 31 March 2005
Company Secretary

Print name: WESLEY JON GLANVILLE

TO: SECURITIES EXCHANGE COMMISSION

Santos Limited - Weekly Drilling Report

ABN 80 007 550 923



Week Ending 31st March 2005

Wildcat Exploration Wells

Ras Abu Darag 1/ST 1 (previously known as Osage)

Type	Oil Exploration	
Location	Egypt, Central Gulf of Suez Ras Abu Darag Block, 20 km W of the Onshore Sudr Oil Field.	
Status at 0600hrs 30/03/05 (Cairo Time)	Ras Abu Darag 1/ST 1 has been plugged back to 2195m having failed to recover the stuck drill string. The rig is currently dressing the cement plug preparing for sidetrack 2 (ST2).	
Planned Total Depth	5442m MD (4755m TVD)	
Interest	Devon	50%
	Santos Group	50%
Operator	Devon Energy	

ST27-L1 (Cougar B)

Type	Gas Exploration	
Location	Offshore Texas State Waters, USA High Island Block 27.	
Status at 1500hrs 30/03/05 (Houston Time)	Pressure testing surface equipment having run and set 194mm intermediate liner. The current depth is 4045m with 333m progress for the week.	
Planned Total Depth	4877m	
Interest	Santos Group	75%
	Sabco	25%
Operator	Santos	

During the week ending 31st March, 2005 Santos Limited also participated in 6 delineation and 7 development wells.
A complete list of Santos' drilling activity is available from www.santos.com

Week Ending 31st March 2005

Delineation Wells (Near Field Exploration / Appraisal Wells)

Hardy GU 1 ST1

Type	Gas Delineation	
Location	Texas, USA Mustang Prospect, Matagorda County.	
Status at 1500hrs 30/03/05 (Houston Time)	Preparing to run whipstock for sidetrack 2. Hardy GU1 ST1 reached a total depth of 4359m with no progress for the week. Following mechanical difficulties while running the production casing, the well has been plugged back to 3691m.	
Planned Total Depth	4785m	
Interest	Santos Group	45.0% WI
Operator	Santos	

Von Gonten 1

Type	Gas Delineation	
Location	Texas, USA Tribute Prospect, Matagorda County	
Status at 0600hrs 30/03/05 (Houston Time)	Preparing to run intermediate casing following wireline logs. The current depth is 3541m with 1467m progress for the week.	
Planned Total Depth	4740m	
Interest	Santos WI	40%
Operator	Carrizo	

South East Gobe 11(Pilot)

Type	Oil Appraisal	
Location	Onshore PNG PDL 4, Pilot hole being drilled from the Saunders 1 drilling location some 17km from the Gobe Industrial Park.	
Status at 0600hrs 31/03/05	Pulling out of hole following cement squeeze on 244mm casing. The current depth is 1779m with 236m progress for the week.	
Planned Total Depth	2339m	
Interest	Oil Search	52.9 %
	Southern Highlands Petroleum	22.69 %
	Barracuda (a Santos Subsidiary)	9.39 %
	Ampolex	5.95 %
	Cue PNG Oil Company	3.29 %
	Petroleum Resources Gobe	3.18 %
	Merlin Petroleum	2.78 %
Operator	Oil Search	

Tanggulangin 4

Type	Oil Appraisal	
Location	Onshore Indonesia Brantas PSC, East Java Basin. 1.0km N of Tanggulangin 1, 5.0km E of the Wunut Field facilities, and some 35km S of Surabaya.	
Status at 0600hrs 31/03/05	Preparing to drill ahead in 12 ¼" hole at 303m. The current depth and progress for the week is 306m. Tanggulangin 4 spudded on 25/03/05.	
Planned Total Depth	1073m	
Interest	Lapindo Brantas	50%
	Medco Sampang	32%
	Santos Group	18%
Operator	Lapindo Brantas	

During the week ending 31st March, 2005 Santos Limited also participated in 6 delineation and 7 development wells.
A complete list of Santos' drilling activity is available from www.santos.com

Santos

Week Ending 31st March 2005

Delineation Wells (Near Field Exploration / Appraisal Wells) (.../Cont)

Mulberry 2

Type	Oil Appraisal	
Location	Queensland, Eromanga Basin PL39, 0.45km NW of Mulberry 1 and some 2.5km SW of the Gimboola Oil Facility.	
Status at 0600hrs 31/03/05	Mulberry 2 has been cased and suspended as a future Jurassic Oil Producer. The well reached a total depth of 1332m with 382m progress for the week. The rig was released on 27/03/05, and has moved to Mulberry 3.	
Planned Total Depth	1308m	
Interest	Santos Group	89.0%
	Drillsearch Energy Ltd	10.0%
	CPC Energy Ltd	1.0 %
Operator	Santos Group	

Mulberry 3

Type	Oil Appraisal	
Location	Queensland, Eromanga Basin PL39, 0.75km SE of Mulberry 1 and some 2.5km SW of the Gimboola Oil Facility.	
Status at 0600hrs 31/03/05	Pressure testing surface equipment having set surface casing. The current depth and progress for the week is 220m. Mulberry 3 is the second of a three well development program on the Mulberry Oil Field, and spudded on 29/03/05.	
Planned Total Depth	1308m	
Interest	Santos Group	89.0%
	Drillsearch Energy Ltd	10.0%
	CPC Energy Ltd	1.0 %
Operator	Santos Group	

Enquiries:

Mike Hanzalik
Investor Relations
Ph: 08 8224 7725
Mobile: 0439 892 143
Fax: 08 8218 5131

Kathryn Mitchell
Media Relations
Ph: 08 8218 5260
Mobile: 0407 979 982
Fax: 08 8218 5285

TO SECURITIES EXCHANGE COMMISSION


Santos

www.santos.com

1 April 2005

FUELS Dividend Rate

Santos Limited today announced that the dividend rate for its Franked Unsecured Equity Listed Securities (FUELS) will be 5.2862% per annum for the dividend period from and including 31 March 2005 to 29 September 2005. (The next dividend period will be from 30 September 2005 to 30 March 2006 inclusive.)

After incorporating the value of expected franking credits, the grossed-up dividend rate equates to 7.5517% per annum for the dividend period.

According to the FUELS terms of issue, the non-cumulative floating rate dividend on the FUELS, incorporating, on a grossed-up basis, the value of franking credits, would be set at a 1.55% gross margin above the 180 day bank bill swap rate for the applicable dividend period.

This bank bill swap rate on the first day of the dividend period (31 March 2005) was 6.0017%.

FOR OTHER ENQUIRIES PLEASE CONTACT:

Media enquiries:
Kathryn Mitchell
(08) 8218 5260 / 0407 979 982

Investor enquiries:
Dean Bowman
(08) 8218 5150 / 0409 969 289

Santos stock symbols: STO (Australian Stock Exchange), STOSY (NASDAQ ADR)

newsrelease

Rule 3.19A.2

Appendix 3Y

Change of Director's Interest Notice

Information or documents not available now must be given to ASX as soon as available. Information and documents given to ASX become ASX's property and may be made public.

Introduced 30/9/2001.

Name of entity	SANTOS LTD
ABN	80 007 550 923

We (the entity) give ASX the following information under listing rule 3.19A.2 and as agent for the director for the purposes of section 205G of the Corporations Act.

Name of Director	STEPHEN GERLACH
Date of last notice	11 May 2004

Part 1 - Change of director's relevant interests in securities

In the case of a trust, this includes interests in the trust made available by the responsible entity of the trust

Note: In the case of a company, interests which come within paragraph (i) of the definition of "notifiable interest of a director" should be disclosed in this part.

Direct or indirect interest	Indirect
Nature of indirect interest (including registered holder) Note: Provide details of the circumstances giving rise to the relevant interest.	Registered Holder: S. Gerlach Pty Ltd; Relevant Interest: The Director is a shareholder and director of the Registered Holder.
Date of change	31 March 2005
No. of securities held prior to change	42,305 fully paid ordinary shares
Class	Fully paid ordinary shares
Number acquired	848
Number disposed	N/A
Value/Consideration Note: If consideration is non cash, provide details and estimated valuation	$8.982480 per share
No. of securities held after change	43,153 fully paid ordinary shares
Nature of change Example: on-market trade, off-market trade, exercise of options, issue of securities under dividend reinvestment plan, participation in buy-back	Allocation resulting from participation in the Dividend Reinvestment Plan.

Part 2 – Change of director's interests in contracts

Note: In the case of a company, interests which come within paragraph (ii) of the definition of "notifiable interest of a director" should be disclosed in this part.

Detail of contract	
Nature of interest	
Name of registered holder (if issued securities)	
Date of change	
No. and class of securities to which interest related prior to change Note: Details are only required for a contract in relation to which the interest has changed	
Interest acquired	
Interest disposed	
Value/Consideration Note: If consideration is non-cash, provide details and an estimated valuation	
Interest after change	

Rule 3.19A.2

Appendix 3Y

Change of Director's Interest Notice

Information or documents not available now must be given to ASX as soon as available. Information and documents given to ASX become ASX's property and may be made public.

Introduced 30/9/2001.

Name of entity	SANTOS LTD
ABN	80 007 550 923

We (the entity) give ASX the following information under listing rule 3.19A.2 and as agent for the director for the purposes of section 205G of the Corporations Act.

Name of Director	GRAEME WILLIAM MCGREGOR
Date of last notice	18 February 2005

Part 1 - Change of director's relevant interests in securities

In the case of a trust, this includes interests in the trust made available by the responsible entity of the trust

Note: In the case of a company, interests which come within paragraph (i) of the definition of "notifiable interest of a director" should be disclosed in this part.

Direct or indirect interest	For shares: a direct interest; For other securities: an indirect interest.
Nature of indirect interest (including registered holder) Note: Provide details of the circumstances giving rise to the relevant interest.	Franked Unsecured Equity Listed Securities ('FUELS') are held by Park Management Pty Ltd and in respect of which, by virtue of S608(3), I hold a relevant interest.
Date of change	31 March 2005
No. of securities held prior to change	10,000 fully paid ordinary shares; 1,200 FUELS.
Class	Fully paid ordinary shares
Number acquired	200
Number disposed	N/A
Value/Consideration Note: If consideration is non cash, provide details and estimated valuation	$8.982480 per share
No. of securities held after change	10,200 fully paid ordinary shares; 1,200 FUELS.
Nature of change Example: on-market trade, off-market trade, exercise of options, issue of securities under dividend reinvestment plan, participation in buy-back	Allocation resulting from participation in the Dividend Reinvestment Plan.

Part 2 – Change of director's interests in contracts

Note: In the case of a company, interests which come within paragraph (ii) of the definition of "notifiable interest of a director" should be disclosed in this part.

Detail of contract	
Nature of interest	
Name of registered holder (if issued securities)	
Date of change	
No. and class of securities to which interest related prior to change Note: Details are only required for a contract in relation to which the interest has changed	
Interest acquired	
Interest disposed	
Value/Consideration Note: If consideration is non-cash, provide details and an estimated valuation	
Interest after change	

Rule 3.19A.2

Appendix 3Y

Change of Director's Interest Notice

Information or documents not available now must be given to ASX as soon as available. Information and documents given to ASX become ASX's property and may be made public.

Introduced 30/9/2001.

Name of entity	SANTOS LTD
ABN	80 007 550 923

We (the entity) give ASX the following information under listing rule 3.19A.2 and as agent for the director for the purposes of section 205G of the Corporations Act.

Name of Director	MICHAEL ANTHONY O'LEARY
Date of last notice	11 June 1997

Part 1 - Change of director's relevant interests in securities

In the case of a trust, this includes interests in the trust made available by the responsible entity of the trust

Note: In the case of a company, interests which come within paragraph (i) of the definition of "notifiable interest of a director" should be disclosed in this part.

Direct or indirect interest	DIRECT
Nature of indirect interest (including registered holder) Note: Provide details of the circumstances giving rise to the relevant interest.	N/A
Date of change	31 March 2005
No. of securities held prior to change	4,725 fully paid ordinary shares
Class	Fully paid ordinary shares
Number acquired	95
Number disposed	N/A
Value/Consideration Note: If consideration is non cash, provide details and estimated valuation	$8.982480 per share
No. of securities held after change	4,820 fully paid ordinary shares
Nature of change Example: on market trade, off market trade, exercise of options, issue of securities under dividend reinvestment plan, participation in buy back	Allocation resulting from participation in the Dividend Reinvestment Plan.

Part 2 – Change of director's interests in contracts

Note: In the case of a company, interests which come within paragraph (ii) of the definition of "notifiable interest of a director" should be disclosed in this part.

Detail of contract	
Nature of interest	
Name of registered holder (if issued securities)	
Date of change	
No. and class of securities to which interest related prior to change Note: Details are only required for a contract in relation to which the interest has changed	
Interest acquired	
Interest disposed	
Value/Consideration Note: If consideration is non cash, provide details and an estimated valuation	
Interest after change	

TO: SECURITIES EXCHANGE COMMISSION

APPENDIX 3B

New issue announcement, application for quotation of additional securities and agreement

Information or documents not available now must be given to ASX as soon as available. Information and documents given to ASX become ASX's property and may be made public.

Name of entity

SANTOS LTD

ABN

80 007 550 923

We (the entity) give ASX the following information.

Part 1 – All issues *NOT APPLICABLE*

1	Class of securities issued or to be issued	
2	Number of securities issued or to be issued (if known) or maximum number which may be issued.	
3	Principal terms of the securities (eg, if options, exercise price and expiry date; if partly paid securities, the amount outstanding and due dates for payment; if convertible securities, the conversion price and dates for conversion)	
4	Do the securities rank equally in all respects from the date of allotment with an existing class of quoted securities? If the additional securities do not rank equally, please state: • the date from which they do • the extent to which they participate for the next dividend, (in the case of a trust, distribution) or interest payment • the extent to which they do not rank equally, other than in relation to the next dividend, distribution or interest payment	
5	Issue price or consideration	
6	Purpose of the issue (If issued as consideration for the acquisition of assets, clearly identify those assets)	
7	Dates of entering securities into uncertificated holdings or despatch of certificates	

		Number	Class
8	Number and class of all securities quoted on ASX (*including* the securities in clause 2 if applicable)		

		Number	Class
9	Number and class of all securities not quoted on ASX (*including* the securities in clause 2 if applicable)		

10	Dividend policy (in the case of a trust, distribution policy) on the increased capital (interests)	

Part 2 – Bonus issue or pro rata issue *NOT APPLICABLE*

11	Is security holder approval required?	
12	Is the issue renounceable or non-renounceable?	
13	Ratio in which the securities will be offered	
14	Class of securities to which the offer relates	
15	Record date to determine entitlements	

16	Will holdings on different registers (or subregisters) be aggregated for calculating entitlements?	
17	Policy for deciding entitlements in relation to fractions	
18	Names of countries in which the entity has security holders who will not be sent new issue documents	
19	Closing date for receipt of acceptances or renunciations	
20	Names of any underwriters	
21	Amount of any underwriting fee or commission	
22	Names of any brokers to the issue	
23	Fee or commission payable to the broker to the issue	
24	Amount of any handling fee payable to brokers who lodge acceptances or renunciations on behalf of security holders	
25	If the issue is contingent on security holders' approval, the date of the meeting	
26	Date entitlement and acceptance form and prospectus or Product Disclosure Statement will be sent to persons entitled	
27	If the entity has issued options, and the terms entitle option holders to participate on exercise, the date on which notices will be sent to option holders	
28	Date rights trading will begin (if applicable)	
29	Date rights trading will end (if applicable)	
30	How do security holders sell their entitlements *in full* through a broker?	
31	How do security holders sell *part* of their entitlements through a broker and accept for the balance?	

32	How do security holders dispose of their entitlements (except by sale through a broker)?	
33	Despatch date	

Part 3 – Quotation of securities

You need only complete this section if you are applying for quotation of securities

34 Type of securities
(tick one)

(a) [ ] Securities described in Part 1

(b) [✓] All other securities

Example: restricted securities at the end of the escrowed period, partly paid securities that become fully paid, employee incentive share securities when restriction ends, securities issued on expiry or conversion of convertible securities.

Entities that have ticked box 34(a)

Additional securities forming a new class of securities

Tick to indicate you are providing the information or documents

35 [ ] If the securities are equity securities, the names of the 20 largest holders of the additional securities, and the number and percentage of additional securities held by those holders

36 [ ] If the securities are equity securities, a distribution schedule of the additional securities setting out the number of holders in the categories
1 – 1,000
1,001 – 5,000
5,001 – 10,000
10,001 – 100,000
100,001 – and over

37 [ ] A copy of any trust deed for the additional securities

Entities that have ticked box 34(b)

38	Number of securities for which quotation is sought	3,847
39	Class of securities for which quotation is sought	Fully paid ordinary.

40	Do the securities rank equally in all respects from the date of allotment with an existing class of quoted securities? If the additional securities do not rank equally, please state: • the date from which they do • the extent to which they participate for the next dividend, (in the case of a trust, distribution) or interest payment • the extent to which they do not rank equally, other than in relation to the next dividend, distribution or interest payment	Yes.
41	Reason for request for quotation now Example: In the case of restricted securities, end of restriction period (if issued upon conversion of another security, clearly identify that other security)	End of restriction period for 3,847 shares issued on 1 July 2004 under the Senior Executive Santos Employee Share Purchase Plan at the issue price of $6.95 per share.

42 Number and class of all securities quoted on ASX (*including* the securities in clause 38)

Number	Class
589,659,895	Fully paid ordinary shares.
6,000,000	Franked Unsecured Equity Listed Securities (FUELS).

43 Number and class of all securities not quoted on ASX

Number	Class
	Fully paid ordinary shares issued pursuant to the Santos Employee Share Purchase Plan:
32,400	(i) held by eligible employees; and
149,156	(ii) held by Sesap Pty Ltd as trustee for the benefit of eligible executives.
67,250	Executive share plan '0' shares of 25 cents each paid to 1 cent.
57,750	Executive share plan '2' shares of 25 cents each paid to 1 cent.
3,413,983	Executive options issued pursuant to the Santos Executive Share Option Plan.

Quotation Agreement

1. Quotation of our additional securities is in ASX's absolute discretion. ASX may quote the securities on any conditions it decides.

2. We warrant the following to ASX.

   - The issue of the securities to be quoted complies with the law and is not for an illegal purpose.
   - There is no reason why those securities should not be granted quotation.
   - An offer of the securities for sale within 12 months after their issue will not require disclosure under section 707(3) or section 1012C(6) of the Corporations Act.
   - Section 724 or section 1016E of the Corporations Act does not apply to any applications received by us in relation to any securities to be quoted and that no-one has any right to return any securities to be quoted under section 737, 738 or 1016F of the Corporations Act at the time that we request that the securities be quoted.
   - We warrant that if confirmation is required under section 1017F of the Corporations Act in relation to the securities to be quoted, it has been provided at the time that we request that the securities be quoted.
   - If we are a trust, we warrant that no person has the right to return the securities to be quoted under section 1019B of the Corporations Act at the time that we request that the securities be quoted.

3. We will indemnify ASX to the fullest extent permitted by law in respect of any claim, action or expense arising from or connected with any breach of the warranties in this agreement.

4. We give ASX the information and documents required by this form. If any information or document not available now, will give it to ASX before quotation of the securities begins. We acknowledge that ASX is relying on the information and documents. We warrant that they are (will be) true and complete.

Sign here: ______________________ Date: 4 April 2005
Company Secretary

Print name: WESLEY JON GLANVILLE


Santos
www.santos.com

8 April 2005

newsrelease

Casino gas project awarded a production licence

Santos Limited, on behalf of the VIC/P44 joint venture, announces that the $200 million Casino development, offshore southern Australia, has been awarded a production licence by the Victorian Government.

The VIC/L24 production licence, awarded by the Department of Primary Industries, Victoria clears a major regulatory hurdle and will help to ensure that production commences on schedule in the first quarter 2006.

During the first quarter 2005, the project has advanced rapidly to be 36% complete as at the end of March having begun drilling a pilot hole for the directional shore-crossing and completed the onshore pipeline installation.

Preparations have also commenced for development drilling operations with the Casino 4 and Casino 5 wells currently scheduled to start drilling at the end of April.

The entire gas reserves from the Casino field have been sold under contract to TXU who will process the gas at their Iona processing plant. All remaining conditions precedent for the Gas Sales Agreement with TXU have been satisfied or waived.

The finalisation of this innovative gas sales contract has enabled accelerated exploration drilling activity with an option being exercised for the drilling of the Henry 1 well, immediately northwest of the Casino gas field. The Casino joint venture is also exploring options to drill the adjacent prospects immediately after the Henry 1 well.

"The award of a production licence is an important milestone as it helps ensure the development remains on schedule, said Santos' Managing Director, Mr John Ellice-Flint.

"Together with the meaningful progress made during the first quarter of 2005, means the development is on track to meet expected initial production in the first quarter of 2006",

Participants in VIC P/44 and VIC/L24 are:

Santos Limited (Operator)	50.0%
Peedamullah Petroleum Pty Ltd (wholly-owned subsidiary of AWE)	25.0%
Mittwell Energy Resources Pty Ltd (wholly-owned subsidiary of Mitsui)	25.0%

Santos Ltd ABN 80 007 550 923
GPO Box 2455 • Adelaide SA 5001 • Telephone: 08 8218 5111 • Facsimile: 08 8218 5131

FOR FURTHER INFORMATION PLEASE CONTACT:

Media enquiries:
Kathryn Mitchell
(08) 8218 5260 / 0407 979 982

Investor enquiries
Andrew Seaton
(08) 8218 5157 / 0410 413 004

Santos stock symbols: STO (Australian Stock Exchange), STOSY (NASDAQ ADR)

APPENDIX 3B

New issue announcement, application for quotation of additional securities and agreement

Information or documents not available now must be given to ASX as soon as available. Information and documents given to ASX become ASX's property and may be made public.

Name of entity

SANTOS LTD

ABN

80 007 550 923

We (the entity) give ASX the following information.

Part 1 – All issues

1	Class of securities issued or to be issued	Fully paid ordinary shares.
2	Number of securities issued or to be issued (if known) or maximum number which may be issued.	104,693
3	Principal terms of the securities (eg, if options, exercise price and expiry date; if partly paid securities, the amount outstanding and due dates for payment; if convertible securities, the conversion price and dates for conversion)	Consistent with the Listing Rules.
4	Do the securities rank equally in all respects from the date of allotment with an existing class of quoted securities? If the additional securities do not rank equally, please state: • the date from which they do • the extent to which they participate for the next dividend, (in the case of a trust, distribution) or interest payment • the extent to which they do not rank equally, other than in relation to the next dividend, distribution or interest payment	Yes.
5	Issue price or consideration	As to 50,000 shares at $3.92 per share; as to 54,693 shares at $6.38 per share.
6	Purpose of the issue (If issued as consideration for the acquisition of assets, clearly identify those assets)	Issues consequent upon exercise of 50,000 options granted on 18 April 2000 pursuant to the Santos Executive Share Option Plan and 54,693 options granted on 12 December 2003 pursuant to the Santos Executive Share Option Plan.
7	Dates of entering securities into uncertificated holdings or despatch of certificates	08 April 2005

		Number	Class
8	Number and class of all securities quoted on ASX (*including* the securities in clause 2 if applicable)	589,964,588	Fully paid ordinary shares.
		6,000,000	Franked unsecured equity listed securities (FUELS).

		Number	Class
9	Number and class of all securities not quoted on ASX (*including* the securities in clause 2 if applicable)		Fully paid ordinary shares issued pursuant to the Santos Employee Share Purchase Plan:
		32,400	(i) held by eligible employees; and
		149,156	(ii) held by Sesap Pty Ltd as trustee for the benefit of eligible executives.
		67,250	Executive share plan '0' shares of 25 cents each paid to 1 cent.
		57,750	Executive share plan '2' shares of 25 cents each paid to 1 cent.
		3,109,290	Executive options issued pursuant to the Santos Executive Share Option Plan.

10	Dividend policy (in the case of a trust, distribution policy) on the increased capital (interests)	Rank equally with existing fully paid ordinary shares.

Part 2 – Bonus issue or pro rata issue *NOT APPLICABLE*

11	Is security holder approval required?	
12	Is the issue renounceable or non-renounceable?	
13	Ratio in which the securities will be offered	
14	Class of securities to which the offer relates	
15	Record date to determine entitlements	

16	Will holdings on different registers (or subregisters) be aggregated for calculating entitlements?	
17	Policy for deciding entitlements in relation to fractions	
18	Names of countries in which the entity has security holders who will not be sent new issue documents	
19	Closing date for receipt of acceptances or renunciations	
20	Names of any underwriters	
21	Amount of any underwriting fee or commission	
22	Names of any brokers to the issue	
23	Fee or commission payable to the broker to the issue	
24	Amount of any handling fee payable to brokers who lodge acceptances or renunciations on behalf of security holders	
25	If the issue is contingent on security holders' approval, the date of the meeting	
26	Date entitlement and acceptance form and prospectus or Product Disclosure Statement will be sent to persons entitled	
27	If the entity has issued options, and the terms entitle option holders to participate on exercise, the date on which notices will be sent to option holders	
28	Date rights trading will begin (if applicable)	
29	Date rights trading will end (if applicable)	
30	How do security holders sell their entitlements *in full* through a broker?	
31	How do security holders sell *part* of their entitlements through a broker and accept for the balance?	

32 How do security holders dispose of their entitlements (except by sale through a broker)? [ ]

33 Despatch date [ ]

Part 3 – Quotation of securities

You need only complete this section if you are applying for quotation of securities

34 Type of securities
(tick one)

(a) [✓] Securities described in Part 1

(b) [ ] All other securities

Example: restricted securities at the end of the escrowed period, partly paid securities that become fully paid, employee incentive share securities when restriction ends, securities issued on expiry or conversion of convertible securities.

Entities that have ticked box 34(a)

Additional securities forming a new class of securities

Tick to indicate you are providing the information or documents

35 [ ] If the securities are equity securities, the names of the 20 largest holders of the additional securities, and the number and percentage of additional securities held by those holders

36 [ ] If the securities are equity securities, a distribution schedule of the additional securities setting out the number of holders in the categories
1 – 1,000
1,001 – 5,000
5,001 – 10,000
10,001 – 100,000
100,001 – and over

37 [ ] A copy of any trust deed for the additional securities

Entities that have ticked box 34(b)

38 Number of securities for which quotation is sought [ ]

39 Class of securities for which quotation is sought [ ]

40 Do the securities rank equally in all respects from the date of allotment with an existing class of quoted securities?

If the additional securities do not rank equally, please state:

- the date from which they do
- the extent to which they participate for the next dividend, (in the case of a trust, distribution) or interest payment
- the extent to which they do not rank equally, other than in relation to the next dividend, distribution or interest payment

41 Reason for request for quotation now

Example: In the case of restricted securities, end of restriction period

(if issued upon conversion of another security, clearly identify that other security)

42 Number and class of all securities quoted on ASX (*including* the securities in clause 38)

Number	Class

43 Number and class of all securities not quoted on ASX

Number	Class

Quotation Agreement

1. Quotation of our additional securities is in ASX's absolute discretion. ASX may quote the securities on any conditions it decides.

2. We warrant the following to ASX.

   - The issue of the securities to be quoted complies with the law and is not for an illegal purpose.
   - There is no reason why those securities should not be granted quotation.
   - An offer of the securities for sale within 12 months after their issue will not require disclosure under section 707(3) or section 1012C(6) of the Corporations Act.
   - Section 724 or section 1016E of the Corporations Act does not apply to any applications received by us in relation to any securities to be quoted and that no-one has any right to return any securities to be quoted under section 737, 738 or 1016F of the Corporations Act at the time that we request that the securities be quoted.
   - We warrant that if confirmation is required under section 1017F of the Corporations Act in relation to the securities to be quoted, it has been provided at the time that we request that the securities be quoted.
   - If we are a trust, we warrant that no person has the right to return the securities to be quoted under section 1019B of the Corporations Act at the time that we request that the securities be quoted.

3. We will indemnify ASX to the fullest extent permitted by law in respect of any claim, action or expense arising from or connected with any breach of the warranties in this agreement.

4. We give ASX the information and documents required by this form. If any information or document not available now, will give it to ASX before quotation of the securities begins. We acknowledge that ASX is relying on the information and documents. We warrant that they are (will be) true and complete.

Sign here: ______________________ Company Secretary   Date: 08 April 2005

Print name: WESLEY JON GLANVILLE